Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Six Months Ended
June 30, 2012
Net Earnings	$2,967
Add (deduct):
Taxes on earnings	550
Capitalized interest cost, net of amortization	10
Noncontrolling interests	5

Earnings from Operations, as adjusted	3,532

Fixed Charges:
Interest on long-term and short-term debt	254
Capitalized interest cost	12
Rental expense representative of an interest factor	63

Total Fixed Charges	329

Total adjusted earnings available for payment of fixed charges	$3,861

Ratio of earnings to fixed charges	11.7

NOTE:            For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.